Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

September 23, 2015

VIA EDGAR AND FEDEX

Mr. Roger Schwall

United States Securities and Exchange Commission

Assistant Director, Office of Natural Resources

100 F Street, N.E.

Washington, D.C. 20549

Re:	Noble Midstream Partners LP
Draft Registration Statement on Form S-1
Submitted July 24, 2015
CIK No. 0001647513

Dear Mr. Schwall:

Set forth below are the responses of Noble Midstream Partners LP, a Delaware limited partnership ( the “Partnership,” “Noble Midstream,” “we,” “us,” or “our”), a subsidiary of Noble Energy, Inc., a Delaware corporation (“Noble”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 20, 2015, with respect to the Partnership’s confidential draft Registration Statement on Form S-1, submitted to the Commission on July 24, 2015 (the “Draft Registration Statement”), including the prospectus contained therein (the “Prospectus”). Each response below has been prepared and is being provided by the Partnership, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are confidentially submitting, through EDGAR, Confidential Draft Submission No. 2 on Form S-1 (the “Amendment”). For the Staff’s convenience, we have hand-delivered three copies of the Amendment, together with three copies of the Amendment that are marked to show all revisions to the Amendment since the initial submission of the Draft Registration Statement.

For the Staff’s convenience, each of our responses is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment, unless indicated otherwise.

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Mr. Roger Schwall

September 23, 2015

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We acknowledge the Staff’s comment and will supplementally provide the Staff with any written communications as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that we will present to potential investors in reliance on Section 5(d) of the Securities Act, with a future amendment to the Draft Registration Statement. To date, however, neither we nor the underwriters have engaged in any such communications.

Prospectus Summary, page 1

2.	Please revise your disclosure here and elsewhere as appropriate to quantify the portion of the acreage in your core and growth assets, as well as the portion of the acreage acquired from Rosetta Resources Inc., that is subject to pre-existing dedications that require Noble to use third parties for midstream services.

Response:

We acknowledge the Staff’s comment and advise that the disclosure regarding the acreage that Noble has dedicated to us for midstream services is described in the Draft Registration Statement on page 135 and summarized in the table on page 5. As discussed in these sections, our dedications from Noble are for particular services on the specific acreage described in the Draft Registration Statement. For example, Noble has dedicated 300,000 net acres to us for oil gathering services and, of those acres, 145,000 net acres also are covered by a dedication to us for gas gathering. None of the dedications to us is subject to a conflicting dedication for the services described in the Draft Registration Statement.

Furthermore, Noble has granted us a right of first refusal on all of its existing and future acquired acreage in the continental United States, which requires Noble to offer us the opportunity to provide applicable midstream services if Noble elects to use a third party to provide such services. This right of first refusal includes the acreage Noble acquired in the Rosetta Resources Inc. transaction. Noble has not, however, determined whether to provide midstream services with respect to this acreage, nor has it determined what portion, if any, of the midstream services on this or its other current acreage it could offer to us in the future. In this regard, we have removed from the Draft Registration Statement much of the disclosure regarding the Rosetta Resources, Inc. acquisition. We have also clarified our discussion of the right of first refusal on pages 29-30 and 138-139.

Mr. Roger Schwall

September 23, 2015

3.	If you retain it, please provide us with supplemental support for your statement that Noble “anticipates a compounded annual production growth rate from its newly acquired Eagle Ford Shale and Permian Basin assets over the next several years of approximately 15% in aggregate.” In that regard, we note your disclosure at page 29 that Noble “may be precluded from offering us the opportunity to provide midstream services on this acreage.”

Response:

We acknowledge the Staff’s comment and have removed the reference to the anticipated growth rate.

Business Strategies, page 5

4.	Please revise the discussion you provide entitled “Focusing on stable, fixed fee arrangements” to clarify that your commercial agreements with Noble are not subject to minimum volume commitments. We note the related disclosures at pages 24 and 93.

Response:

We acknowledge the Staff’s comment and have added the requested disclosures on page 6 and 122. Discussion of the fact that we do not have minimum volume commitments now appears on pages 6, 24, 93 and 122.

The Transactions, page 10

5.	You disclose that “Any exercise of the underwriters’ option to purchase additional common units would reduce the common units shown as held by Noble by the number to be purchased by the underwriters in connection with such exercise.” If the option is not exercised in full, please explain to us whether the issuance of the additional units to Noble will be pursuant to an exemption from registration. If so, please identify the exemption.

Response:

We acknowledge the Staff’s comment and confirm that the issuance of any common units to Noble that are not issued to the public in connection with the underwriters’ option to purchase additional common units would be issued pursuant to the exemption from the registration requirements under the Securities Act provided by Section 4(a)(2) thereof.

Cash Distribution Policy and Restrictions on Distributions, page 60

6.	You indicate at page 62 that you believe “Noble will be incentivized to promote and support the successful execution of our business strategies, including by providing us with direct or indirect financial assistance….” If you retain this assertion, please provide examples of the types of financial assistance contemplated. We note the disclosure under “Liquidity and Financing Arrangements” at page 101 indicating that you have no commitments from Noble in that regard and that you anticipate that the other listed sources of liquidity will generate enough cash to cover the distributions and your working capital and capital expenditure requirements.

Mr. Roger Schwall

September 23, 2015

Response:

We acknowledge the Staff’s comment and have removed the referenced language. Please see page 62.

Our Minimum Quarterly Distribution, page 62

Estimated EBITDA and Distributable Cash Flow for the Twelve Months Ending September 30, 2016, page 67

7.	We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2016. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Response:

We respectfully submit that the presentation of distributable cash flow is more appropriate for investors and other interested parties when presented on a next twelve months basis, as set forth in the Amendment, as opposed to a quarterly basis. The Amendment has been revised on page 67 to state that our cash flows may vary from quarter to quarter due to the rate of development of our assets and our dependence on Noble’s exploration and production schedule for our revenue. As a result of these factors, we believe that presenting estimates of our results of operations on a quarterly basis would not provide meaningful information to investors in the offering. Also, we expect the board of directors of our general partner to make decisions regarding the level of our quarterly cash distributions based upon a longer-term view of our anticipated cash available for distribution, without necessarily taking into account quarterly variability in results. Page 67 has been revised to state our belief that we will generate sufficient cash flow from operations to support the minimum quarterly distribution during each of the four quarters in the twelve months ending December 31, 2016.

In addition, we respectfully refer the Staff to the risk factor beginning on page 26, which states that the assumptions underlying the forecast of distributable cash flow are inherently uncertain.

Significant Forecast Assumptions, page 69

Revenue, page 70

8.	Please revise your disclosure here and elsewhere as appropriate to discuss the potential impact a sustained commodity price decline could have on your cash flows. Please also

Mr. Roger Schwall

September 23, 2015

discuss the potential impact on your forecasted revenue stream of any reduction in volume for your services to the extent projected new production rates and investments by Noble decrease due to the recent decline in commodity prices. In that regard, we note your disclosure on page 27 that Noble’s demand for your midstream services is tied to its production levels, which is driven by commodity prices for crude oil and natural gas.

Response:

We acknowledge the Staff’s comment and have added disclosure on page 70 to address the impact of a sustained low commodity price environment on our ability to make the minimum quarterly distribution on our common and subordinated units.

Provisions of our Partnership Agreement relating to Cash Distributions, page 74

Noble’s Right to Reset Incentive Distribution Levels, page 81

9.	Please revise the headings in your tabular disclosure on page 84 to clarify that the information is presented “after” rather than “prior” to reset.

Response:

We acknowledge the Staff’s comment and have made the requested changes to the Amendment. Please see page 84.

Business, page 118

Our Commercial Agreements with Noble, page 138

10.	Please expand your disclosure to summarize the material terms of your commercial agreements, including pricing, volume, expansion commitments, acreage, release and termination provisions.

Response:

We acknowledge the Staff’s comment and have included additional disclosure about the terms of our commercial agreements in the Amendment. Please see pages 136-137. We currently expect to request confidential treatment with respect to the pricing terms of our commercial agreements and therefore have not included the requested information regarding pricing.

11.	We note the disclosure that if you and Noble are unable to agree on the redetermination of fees charged under your various systems on an annual basis the prior fee will remain in effect. Please enhance your disclosure by describing the procedures by which fee redetermination occurs, including whether Noble essentially has “veto” power in that regard due to the default fee provision.

Mr. Roger Schwall

September 23, 2015

Response:

We acknowledge the Staff’s comment and have included a statement on pages 93 and 137 clarifying that Noble may unilaterally exercise control over the decision of whether to change the fee.

Management, page 150

Compensation of our Officers and Directors, page 153

12.	Please disclose the amount of time that each of your executive officers will devote to your business. In that regard, we note that you disclose at page 40 that there could be material competition for the time and effort of the officers and employees who provide services to both your general partner and Noble and, to the extent there is insufficient attention to management and operation of your business, your operations may be materially adversely affected.

Response:

We acknowledge the Staff’s comment and have added disclosure on page 154 relating to the portion of time that we expect our named executive officers to devote to our business.

13.	You disclose that you expect that compensation for your general partner’s executive officers in 2015 will continue to be determined and structured under Noble’s compensation programs. Please clarify, if true, that you will compensate Noble for any services of employees and executive officers pursuant to the secondment agreement.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure. Please see page 154.

Certain Relationships and Related Party Transactions, page 159

Agreements with our Affiliates in Connection with the Transactions, page 160

14.	Please disclose the material terms of your secondment agreement.

Response:

We acknowledge the Staff’s comment and have provided the requested disclosure. Please see pages 163-164.

Mr. Roger Schwall

September 23, 2015

Our Partnership Agreement, page 178

Applicable Law; Exclusive Forum, page 190

15.	Please expand your disclosure regarding the fee-shifting provision to clarify the following:

•	the “persons” who may be responsible for paying fees, costs and expenses under the provision, including the parties who could be deemed to initiate or assert a claim on behalf of a current or prior stockholder;

•	the meaning of the term “substantially achieves, in substance and amount;”

•	the parties who may be allowed to recover their fees, costs and expenses, including who could be deemed to be your “affiliate” in this context; and

•	whether you intend to apply the provision to claims under the federal securities laws.

Please also file your First Amended and Restated Agreement of Limited Partnership of Noble Midstream Partners LP. We may have additional comments upon review.

Response:

We acknowledge the Staff’s comment and have added the requested disclosure on page 191. We undertake to file a draft of the First Amended and Restated Agreement of Limited Partnership of the Partnership as soon as a draft is available.

Material Federal Income Tax Consequences, page 194

16.	We note you have requested a ruling from the IRS as to whether income derived from your water-related activities constitutes qualifying income. Please provide updated disclosure regarding the status of the request. If the receipt of an adverse decision from the Internal Revenue Service regarding the request would impact your ability to rely on counsel’s opinion, please revise to make this clear.

Response:

We acknowledge the Staff’s comment and respectfully advise that the decision from the Internal Revenue Service regarding the ruling request as previously submitted will not impact our ability to rely on counsel’s opinion. We have revised the Registration Statement to remove references to the ruling request. Please see pages 52 and 194.

Financial Statements

General

17.	Please update your historical and pro forma financial statements to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Response:

We acknowledge the Staff’s comment and have updated our historical and pro forma financial statements to comply with Rules 3-12 and 11-02(c) of Regulation S-X.

Mr. Roger Schwall

September 23, 2015

Closing Comments

To expedite the processing of your filing, please supply the partnership agreement (identified as “Appendix A”) and all the omitted exhibits, and eliminate incomplete disclosures, once the information or documents become available. For example, we note that you have not provided the omnibus agreement, the multiple “fee-based commercial agreements” referenced at page 92, or the particulars of the new credit facility. Also please disclose when Mr. Willingham joined Noble and was promoted to VP of Strategic Planning, the identity of the audit committee members, and the particulars regarding director compensation.

Response:

We acknowledge the Staff’s comment and undertake to provide file the exhibits referenced in the Amendment and eliminate incomplete disclosures in a future amendment to the Draft Registration Statement. We have included additional information regarding Mr. Willingham’s experience on page 153.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos
George J. Vlahakos

cc:	John F. Bookout, IV, Noble Midstream

G. Michael O’Leary, Andrews Kurth LLP